Exhibit 21.1

Subsidiaries of Waitr Holdings Inc.

Entity	Jurisdiction
Waitr Intermediate Holdings, LLC	Delaware
Waitr Inc.	Louisiana
BiteSquad.com, LLC	Minnesota
KASA Delivery, LLC	Minnesota
KASA Delivery Corporation	Minnesota
CDMX Holdings, LLC	Minnesota
Catering on Demand LLC	Minnesota
Delivery Logistics, LLC	Minnesota
Dude Delivery, LLC	Delaware
Dude Cannabis, LLC	Delaware
DDIT LLC	Florida
Have Fun, LLC	Florida